FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Apr 13, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brazil 05093-901 tel. +55 11 2113-3552 www.sadia.com

SADIA S.A.
CNPJ/MF nº 20.730.099/0001-94

A Publicly-Held Company

MARKET ANNOUNCEMENT
SADIA ANNOUNCES A PREVIEW OF ITS 1Q06 RESULTS

São Paulo, April 13, 2006 – Sadia S.A. (BOVESPA: SDIA4, SDIA3; NYSE: SDA; LATIBEX: XSDI), leader in its segment in Brazil, and one of the largest food companies in Latin America, in accordance with its commitment to transparency towards the financial market is issuing a preview of its results for the first quarter of 2006, which will be released in full on May 8.

Due to the extraordinary situation caused by the known sanitary problems and the fluctuation in demand, Sadia exceptionally discloses preliminary and non audited information on the 1Q06 results.

The net income and EBITDA margin were below the administration’s expectations.

The Company’s consolidated sales volumes were practically unaltered as compared to the 1Q05. Domestic market volumes had an increase of almost 7% as compared to the 1Q05. In 2006 Brazilian GDP is expected to grow around 4%. The external market had a 6% decrease, due to the demand problems raised from the closing of the Russian market for Brazilian meat and due to the reflexes of concerns on avian flu. The Russian embargo situation starts to improve as the country dropped the import restriction for the state of Rio Grande do Sul.

Average prices in the domestic market suffered almost a 4% decrease as compared to the 1Q05, due to the excess supply of pork and poultry. In the external market, there were no reductions in average dollar-term prices. However, the approximate 16% decrease in the average prices reflects the exchange devaluation in the period.

Costs had an approximate 4% reduction as compared to the 1Q05, mainly resulting from decreases in grain prices in the period. Operating expenses increased 1% due to greater sales efforts required in such an unfavorable market situation.

The operating hedge policy against exchange rate devaluations continues to positively contribute to the Company’s profitability.

Sadia is confident with the medium and long term perspectives. There are great commercial challenges in the short tem, a reflex of the adjustments in demand, pressure on prices and a still unfavorable exchange rate situation. Sadia is a company that is always looking towards the future. The difficulties and adversities that have arisen were overcome with hard work and creativity, bringing solutions that have improved the Company’s profitability and permited constant growth. These same efforts are being directed towards the reduction of the current negative impacts while preserving our ability to react to the favorable scenario that will emerge in the near future.

With this belief, the Company maintains its investment projects in new facilities and in the operational enhancement of its existing units, convinced that its competitive advantages – and those of the country – will produce increasingly better results for shareholders.

São Paulo – SP. April 13, 2006

Luiz Gonzaga Murat Júnior
Investor Relations Director